GROUNDSWELL SPC



ANNUAL REPORT

1700 MAIN STREET SUITE 203
WASHOUGAL WASHINGTON
98671
(360) 218 - 7070
www.groundswellworld.com

This Annual Report is dated DECEMBER 31, 2019.

BUSINESS

GroundSwell is a US-based financial technology ("FinTech") company that empowers organizations dedicated to making a positive change. Our mission is to make the world a better place by helping individuals and companies use their purchasing power as a force for good. We do this by partnering with nonprofits, giving their members and corporate sponsors a way to make financial impact without having to donate more. Using custom-branded debit cards, we redirect 1% of purchases back to their nonprofit, thus giving supporters and sponsors the ability to make a positive difference every day.

In 2017, GroundSwell SPC was organized as a for-profit Washington State Social Purpose Corporation (c-corp) in a reverse merger with its founding entity. NPC LLC (dissolved in the reverse merger), was formed in May 2015 in the State of Nevada and originally served to develop the following assets:

-Key industry relationships with payment processors, manufacturers, and suppliers

-Satisfying the requirements for a Bank Identifications Number

-Developing the partners, programs, and team to rollout

Our desire to reform the company as a social purpose corporation was in order to codify our core mission and principles in our bylaws. This allows us to measure success not only by the revenues generated but also by the health of the community we serve.

Previous Offerings

NO PREVIOUS REGULATION CROWDFUNDING OFFERINGS

Between 3.14.17 and 12.31.2019, we sold 0.00 shares of common stock in exchange for $0.00 per share under Regulation Crowdfunding. A CONVERTIBLE NOTE WAS USED TO RAISE FUNDS ON REG-CF. NO SHARES HAVE BEEN SOLD IN LAST THREE YEARS - ONLY DEBT INSTRUMENTS VIA CONVERTIBLE NOTES.

CONVERTIBLE NOTE I (2017)
CONVERTIBLE NOTE II (2018)
CONVERTIBLE NOTE III (2019)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

We are still quite nascent in the building of our services and products. We continue in a closed beta with four organizations. The objective at this phase is to continue testing and refining to improve on our value proposition and model.

The quantitative discussion: The difference is we will have meaningful customers and revenue in the future. To date we have not had either because we spent the last four years acquiring the licenses from Visa, signing contracts with the bank, program managers, and processors, assembling the team and partners - as well as building the product to be able to offer our services.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

The company had no revenue in 2018 and 2019. As we grow and add new customers and cardholders, we will add revenue from card processing fees paid by merchants through our retail GPR programs and corporate card offering, value added services to our customers like RoundUp from anywhere, rewards, and other products and services desired by our customer base, as well as additional marketing and development services to NPOs. We are still nascent in the building of our services and products. The objective at this phase is to continue testing and refining to improve on our value proposition and business model.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, software development expenses, travel expenses, program management expenses, as well as prepayments of future fees. We expect our non payroll expenses to be similar in 2018.

Company had two employees in 2019, and utilized numerous contractors for program management, design, sales, and marketing. We expect to hire more employees in the future and our payroll expenses will increase.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash reserves of $77,185.62. At December 31, 2019, the Company had cash reserves of $1,947.56.

We have a network of investors (family and friends) that continues to be our primary source of investment. These ongoing commitments on our current convertible note provides liquidity for continued growth and development.

DEBT

CONVERTIBLE NOTE I	$1,151,720.40
CONVERTIBLE NOTE II	$461,207.84
CONVERTIBLE NOTE III (INCLUDES REG-CF)	$60,347.67
PERSONAL LOANS	$75,250.00

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

LAWRENCE DRAKE	BOARD CHAIRMAN
DANIEL RUBANO	BOARD SECRETARY
MASON WALKER	BOARD DIRECTOR
DANIEL RUBANO	CHIEF EXECUTIVE OFFICER
ANDREW KLEIN	CHIEF FINANCIAL OFFICER (FRACTIONAL)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Daniel Rubano	1,833,933 shares	N/A	25.6%
Common Stock	Kim Schademan	995,733 shares	N/A	13.9%
Common Stock	Joseph Graves	806,615 shares	N/A	11.3%

RELATED PARTY TRANSACTIONS

The company has no history of Related Party Transactions.

OUR SECURITIES

Our authorized capital stock consists of 15,000,000 shares of common stock, par value $0.53 per share. As of December 31, 2018, 7,152,445 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws. There has been 5,000,000 preferred shares authorized with zero outstanding (issued)

Article VII. DISTRIBUTIONS

Section 1. Distributions.

The board of directors may authorize, and the Corporation may make, distributions (including dividends on its outstanding shares) in the manner and on the terms and conditions provided by law and in the Corporation's Articles of Incorporation.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the
equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and
Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to
believe that it meets all of the requirements for filing on Form C and has duly caused this Form
to be signed on its behalf by the duly authorized undersigned, on April 28, 2020.

GROUNDSWELL SPC

By   /s/   *Daniel Rubano*

Name: Daniel Rubano

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Daniel Rubano, Principal Executive Officer of GROUNDSWELL SPC, hereby certify that the financial statements of GROUNDSWELL SPC included in this Report are true and complete in all material respects.

Daniel Rubano

Principal Executive Officer

I, Daniel Rubano, the CEO of GroundSwell SPC, hereby certify that the financial statements of GroundSwell SPC and notes thereto for the periods ending January 1, 2018 and December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of ($26,214); taxable income of ($323,698) and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2020.

(Signature)   *Daniel Rubano*

CEO

(Date)   04 / 29 / 2020

GROUNDSWELL SPC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018 and 2019

GROUNDSWELL SPC
Index to Financial Statements
(unaudited)

GROUNDSWELL SPC
BALANCE SHEETS
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
CCU Bus Checking (6568)	1,951.27
CCU Settlement (0977)	100.00
Total Bank Accounts	**$2,051.27**
Other Current Assets	
Allowance for Bad Debts	5,000.00
Total Other Current Assets	**$5,000.00**
Total Current Assets	**$7,051.27**
TOTAL ASSETS	**$7,051.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	9,092.14
Total Accounts Payable	**$9,092.14**
Total Current Liabilities	**$9,092.14**
Long-Term Liabilities	
Convertible Note 1	1,000,000.00
Convertible Note 2	50,000.00
Total Long-Term Liabilities	**$1,050,000.00**
Total Liabilities	**$1,059,092.14**
Equity	
Opening Balance Equity	72,073.13
Retained Earnings	-422,387.51
Net Income	-701,726.49
Total Equity	**$ -1,052,040.87**
TOTAL LIABILITIES AND EQUITY	**$7,051.27**

GROUNDSWELL SPC
BALANCE SHEETS
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
CCU Bus Checking (6568)	1,947.56
CCU Settlement (0977)	100.00
Total Bank Accounts	**2,047.56**
Accounts Receivable	
Accounts Receivable (A/R)	500.00
Total Accounts Receivable	**500.00**
Other Current Assets	
Allowance for Bad Debts	5,000.00
Software Development Costs	250,000.00
Total Other Current Assets	**255,000.00**
Total Current Assets	**257,547.56**
TOTAL ASSETS	**$257,547.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	54,027.39
Total Accounts Payable	**54,027.39**
Other Current Liabilities	
Bielat Loan	15,000.00
Loan from Bob Davy	5,000.00
Loan from Dan Rubano	22,750.00
Loan from Kim Schademan	32,500.00
Total Other Current Liabilities	**75,250.00**
Total Current Liabilities	**129,277.39**
Long-Term Liabilities	
Convertible Note I	1,000,000.00
Convertible Note II	445,000.00
Convertible Note III	60,349.37
Total Long-Term Liabilities	**1,505,349.37**
Total Liabilities	**1,634,626.76**
Equity	
Opening Balance Equity	72,073.13
Owner's Pay & Personal Expenses	-6.00
Retained Earnings	-1,124,947.78
Net Income	-324,198.55
Total Equity	**-1,377,079.20**
TOTAL LIABILITIES AND EQUITY	**$257,547.56**

GROUNDSWELL SPC
Profit and Loss
January - December 2018

<u>INCOME</u>

Total Income	
Cost of Goods Sold	
Processing Costs	109,195.22
Rewards & Benefits	7,500.00
Total Cost of Goods Sold	$116,695.22
GROSS PROFIT	**$ -116,695.22**

<u>EXPENSES</u>

Advertising & Marketing	6,251.84
Bank Charges & Fees	728.02
Community Development	7,166.34
Contractors	92,818.64
Investment	4.00
Marketing	24,279.28
Operations	38,520.53
Partnerships	17,784.40
Program Management	72,760.07
Video	6,557.50
Total Contractors	**252,724.42**
Insurance	8,103.14
Legal & Professional Services	14,944.60
Meals & Entertainment	3,091.43
Meals - Board of Directors	431.36
Meals - Investor	3,213.23
Meals - Team	751.31
Total Meals & Entertainment	**7,487.33**
Office Supplies & Software	15,399.01
Office/General Administrative Expenses	3,330.18
Other Business Expenses	4,200.74
Payroll Wages	46,359.81
General Administrative Expenses	129,762.59
Payroll Taxes	49,892.81
Total Payroll Wages	**226,015.21**
Reimbursable Expenses	408.00
Rent & Lease	11,388.95
Software Development	2,573.37
Software Subscriptions - Operations	10,794.37
Taxes & Licenses	170.24
Travel	1,905.54
Airfare	3,677.04
Fuel	772.35
Hotel/Lodging	3,622.69
Parking	90.65

Rental Car/Ground Transportation	945.78
Travel Meals	257.33
Total Travel	**11,271.38**
Utilities	2,074.13
Total Expenses	**$585,031.27**
NET OPERATING INCOME	**$ -701,726.49**
NET INCOME	**$ -701,726.49**

GROUNDSWELL SPC
Profit and Loss
January - December 2019

<u>INCOME</u>

Billable Expense Income	500.00
Total Income	**500.00**

<u>COST OF GOODS SOLD</u>

Processing Costs	21,213.72
Rewards & Benefits	6,000.00
Total Cost of Goods Sold	**27,213.72**

<u>GROSS PROFIT</u> <u>-26,713.72</u>

<u>EXPENSES</u>

Advertising & Marketing	6,413.47
Bank Charges & Fees	1,488.56
Car & Truck	88.78
Community Development	400.00
Contractors	12,420.20
Investment	5,510.00
Marketing	14,794.87
Operations	18,400.00
Partnerships	38,700.00
Program Management	48,537.50
Video	1,520.00
Total Contractors	**139,882.57**
Insurance	7,059.54
Legal & Professional Services	5,636.15
Meals & Entertainment	897.82
Meals - Board of Directors	117.85
Meals - Investor	34.89
Meals - Team	29.92
Total Meals & Entertainment	**1,080.48**
Office Supplies & Software	10,625.66
Office/General Administrative Expenses	854.38
Payroll Wages	64,233.73
Payroll Taxes	17,914.08
Total Payroll Wages	**82,147.81**
Rent & Lease	12,246.00
Repairs & Maintenance	66.37
Shipping	631.29
Software Subscriptions - Operations	21,534.33
Taxes & Licenses	111.00
Travel	10.95
Airfare	1,277.80

Fuel	685.58
Hotel/Lodging	940.77
Parking	151.15
Rental Car/Ground Transportation	545.31
Travel Meals	1,298.78
Total Travel	4,910.34
Utilities	2,308.11
Total Expenses	**297,484.84**
NET OPERATING INCOME	**-324,198.56**
OTHER EXPENSES	
Reconciliation Discrepancies	-0.01
Total Other Expenses	**-0.01**
NET OTHER INCOME	**0.01**
NET INCOME $	**-324,198.55**

Groundswell SPC
STATEMENTS OF STOCKHOLDERS' EQUITY
Exported as of 12/31/2019
No changes from 2018-2019

	Outstanding	Conversion Ratio	As Converted	Percent	Authorized
Common					
Common					10,000,000
Non-Restricted	6,000,000	1.0x	6,000,000	75.00%	
Restricted from					
Employee Comp	1,152,445	1.0x	1,152,445	14.41%	
Total	**7,152,445**	**7,152,445**		**89.41%**	**10,000,000**
Employee Comp					
Authorized	2,000,000				2,000,000
Restricted Issuances	1,152,445				
Issued 1,152,445					
Issued and Outstanding	1,152,445				
Restricted Stock	1,152,445				
Vested	950,963				
Unvested	201,482				
Remaining Under Plan	847,555		847,555	10.59%	
Total	**8,000,000**			**100.00%**	

GROUNDSWELL SPC
STATEMENTS OF CASH FLOWS
January - December 2018

OPERATING ACTIVITIES

Net Income	701,726.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	9,092.14
Total Adjustments to reconcile Net	
Income to Net Cash provided by operations:	9,092.14
Net cash provided by operating activities	-692,634.35

FINANCING ACTIVITIES

Convertible Note 1	572,500.00
Convertible Note 2	50,000.00
Net cash provided by financing activities	622,500.00

NET CASH INCREASE FOR PERIOD	-70,134.35
Cash at beginning of period	72,185.62
CASH AT END OF PERIOD	$2,051.27

GROUNDSWELL SPC
STATEMENTS OF CASH FLOWS
January - December 2019

OPERATING ACTIVITIES

Net Income	-324,198.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-500.00
Software Development Costs	-250,000.00
Uncategorized Asset	0.00
Accounts Payable (A/P)	44,101.47
Bielat Loan	15,000.00
Dan Rubano LOC to GS	0.00
Loan from Bob Davy	5,000.00
Loan from Dan Rubano	22,750.00
Loan from Kim Schademan	32,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-131,148.53**
Net cash provided by operating activities	$ -455,347.08

FINANCING ACTIVITIES

Convertible Note II	395,000.00
Convertible Note III	60,349.37
Owner's Investment	0.00
Owner's Pay & Personal Expenses	-6.00
Net cash provided by financing activities	**$455,343.37**
NET CASH INCREASE FOR PERIOD $	**-3.71**
Cash at beginning of period	2,051.27
CASH AT END OF PERIOD	**$2,047.56**

NOTE 1 – NATURE OF OPERATIONS

GROUNDSWELL SPC was formed on 3.14.2017 ("Inception") in the State of WASHINGTON. The financial statements of GROUNDSWELL SPC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in WASHOUGAL WASHINGTON.

GROUNDSWELL SPC GroundSwell is a US-based financial technology ("FinTech") company that empowers organizations dedicated to making a positive change. Our mission is to make the world a better place by helping individuals and companies use their purchasing power as a force for good. We do this by partnering with nonprofits, giving their members and corporate sponsors a way to make financial impact without having to donate more. Using custom-branded debit cards, we redirect 1% of purchases back to their nonprofit, thus giving supporters and sponsors the ability to make a positive difference every day.

In 2017, GroundSwell SPC was organized as a for-profit Washington State Social Purpose Corporation (c-corp) in a reverse merger with its founding entity. NPC LLC (dissolved in the reverse merger), was formed in May 2015 in the State of Nevada and originally served to develop the following assets:

-Key industry relationships with payment processors, manufacturers, and suppliers

-Satisfying the requirements for a Bank Identifications Number

-Developing the partners, programs, and team to rollout

Our desire to reform the company as a social purpose corporation was in order to codify our core mission and principles in our bylaws. This allows us to measure success not only by the revenues generated but also by the health of the community we serve.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of eighteen months after last transaction (subscription) to be common stock equivalents.

Revenue Recognition The Company will recognize revenues from our initial product offering of general purpose reloadable debit cards that generate revenue by- interchange, products (eg companion cards) transaction fees, reward programs. We are currently in beta testing with four non-profit organizations and preparing to fully launch in second quarter 2020 on two additional clients. All services offered have been tested and vetted to date. The client programs are operated and managed directly through our relations and secondary agreements with our service partners.

Stock Based Compensation The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority and has filed every year (2017-2019) since the company's inception.

Concentration of Credit Risk The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. It has not been the case to date, however, at times the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

CONVERTIBLE NOTE I	$1,000,000 + interest	Converts to common stock
CONVERTIBLE NOTE II	$445,000 + interest	Converts to common stock
CONVERTIBLE NOTE III	$60,000 + interest	Converts to common stock
PERSONAL LOANS	$75,250.00 + simple interest or common stock option	

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

ArrowEye Card Manufacturing - there is a contractual obligation to purchase 100,000 cards over the next five year term (beginning 2020).

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock We have authorized the issuance of shares of our common stock with par value of $0.53 based on our current convertible note value cap (no priced rounds have occurred to date). As of December 31, 2019, the company had issued 7,152,445 shares of our common stock.

Preferred Stock We have authorized preferred stock in the amount of 5,000,000 shares and have not issued any shares to date.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has no history of related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 29, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.